Exhibit 99.8

PRIVATE & CONFIDENTIAL

April 13, 2006

Mr. Paul Cooper

Lighthouse Real Estate

444 Merrick Road, Suite 104

Lynbrook, New York 11563

Dear Mr. Cooper:

You have requested Empire Valuation Consultants, LLC (“Empire”) to render its opinion as to the fair market value of a minority common stock interest in GTJ Co., Inc. and Subsidiaries (“GTJ” or the “Company”) as of March 31, 2006 (the “Valuation Date”).  It is our understanding that this valuation will be used for corporate planning purposes.

Methodology

GTJ has been valued on a going concern basis.  Since the Company is closely-held, and thus without a public market for its ownership interests, this appraisal was conducted according to guidelines established by the Internal Revenue Service (“IRS”), and in conformity with appraisal practices promulgated by the American Society of Appraisers in the Principles of Appraisal Practice and Code of Ethics, and the Uniform Standards of Professional Appraisal Practice, together with such standards as were deemed relevant to this engagement.

In defining “fair market value,” IRS Revenue Ruling 59-60 refers to Section 25.2512-1 of the Gift Tax Regulations.  Fair market value is described therein as the price at which ownership interests would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Sources of Information

Information used in determining the fair market value of a minority interest in the common stock of GTJ was provided by the documents and sources listed below:

•                       Telephone interviews with Stuart Sieger, Esq. of the law firm Ruskin Moscou Faltischek, PC, the Company’s legal counsel, Paul Cooper of Lighthouse Real Estate and a member of the GTJ Board of Directors, and Michael Kessman, the Company’s Chief Accounting Officer, regarding the Company’s history, operations, markets, finances, and outlook, as of the Valuation Date;

•                       Analysis of GTJ’s audited financial statements for the four years ended December 31, 2001 through 2004 as prepared by Ernst & Young, LLP, and its internally-prepared financial statements for the year ending December 31, 2005;

•                       Economic and industry data gathered from Value Line, among others; and

•                       Other reviews, analyses, and research as were deemed necessary.

Business Profile

At the Valuation Date, GTJ was primarily involved in the bus shelter cleaning and advertisement placement business through two companies located in Long Island City, New York (“NY”) and a company in Los Angeles, California (“CA”).  Additionally, the Company held (though was expected to soon divest) several real estate properties, performed electrical maintenance work in a variety of environments, and operated two businesses related to captive insurance and the administration of insurance claims.

For the year ended December 31, 2005, the Company had revenue of $28.8 million and pre-tax income of $3.5 million.  As of December 31, 2005, GTJ’s assets totaled $22.2 million and shareholders’ equity was $6.4 million.

A.                 Operations

As noted, the Company was comprised of several subsidiaries and it performed various business functions as of the Valuation Date.  Below is a list of the primary business entities that comprise GTJ:

•                  Shelter Express Corp.: Located in Long Island City, NY, Shelter Express Corp. installs, maintains, and cleans bus shelters in New York City (“NYC”) under a contract with Viacom Outdoor.  The company also inserts advertising into these bus shelters under the same contract.

•                  Metroclean Express Corp.: Provides cleaning and maintenance services for various outdoor advertising displays, telephone booths, and portable toilets, and rents inspection equipment.  It also provides traffic control services for the engineering and construction community.

•                  Shelter Electric Maintenance Corp.: Provides electrical maintenance and renovation services to existing advertising signs and other commercial customers.

•                  ShelterCLEAN, Inc.: Installs, maintains, and cleans bus shelters in Los Angeles and Orange Counties, CA under contracts with Viacom Outdoor and others.  The company also inserts advertising into these bus shelters under the above contracts.

•                  Transit Facility Management Corp.: Operates a paratransit service in NYC under contract with the NYC Transit Authority (“NYCTA”).

At the Valuation Date the Company owned two pieces of real estate located in Jackson Heights, Queens, one of which was leased to Avis Rent a Car Systems, Inc. under a twenty year lease, and the other in Spring Creek, Brooklyn, that is leased to other subsidiaries of GTJ and Varsity Bus Co., Inc., an independent school bus company.  Empire has been informed that the real estate will be divested from the Company shortly after the Valuation Date.  As such, the impact of the properties on the Company’s historical income generation and on its balance sheet was not considered in the analysis to follow and the conclusion of value is on a post-real estate divested basis.

The Company had previously operated school buses under contracts principally with the NYC Board of Education (“NYCBOE”), Port Washington School District, and the Sewanhaka Central High School District of Elmont, NY.  In June 2003, these contracts were assigned to various third party operators and also to a new company formed by previous management of Varsity Transit.  Further, in September 2003, the Company exited the school bus business completely and sold the majority of its school bus runs to other contractors.  Most of the proceeds of the sale were used to reduce its interest-bearing debt.

B.                 Markets & Customers

At the Valuation Date, Viacom Outdoor and the NYCTA represented between 55% and 60% of the Company’s annual income.  Viacom represented nearly 50% of all revenue generated from the Company’s CA operation, and all revenue generated from Shelter Express Corp.  Management noted that the Company could lose some of Viacom Outdoors’ business in the near future.  Nonetheless, they were confident that the negotiations that have recently been entered into with another customer would help offset this potential loss of revenue.  In sum, management estimated that the Company’s CA operation accounted for approximately 18% of total revenue in 2005, with the remaining revenue generated in the greater NYC area.  At the Valuation Date, management was continuing to attempt to diversify the Company, both from a revenue generation and a geographic perspective.  As a result of this initiative, it was expected that a new Arizona operation would become operational at some point in 2006, the financial impact of which was largely unknown as of the Valuation Date.

C.                 Facilities

GTJ and its Subsidiaries operated out of a series of six facilities including locations in Burbank, California, Brooklyn, NY, Lynbrook, NY, and Long Island City, NY.  With the exception of the Lynbrook and Brooklyn locations, all facilities are leased from unrelated parties at arms’-length lease rates.  The Brooklyn facility is currently owned by GTJ (one of the buildings to be transferred) and the Lynbrook facility is owned by a member of GTJ’s Board of Directors.  While rent is currently not being paid at the Brooklyn, NY facility, it will be paid in the near future.  Further, management noted that the lease terms at the Lynbrook, NY facility were reasonably close to market rates.

D.                 Management & Employees

The Company’s management (at the parent level) consisted of the following individuals as shown on Table I on the following page:

Table I
GTJ Co., Inc.
Corporate Officers

Employee	Title
Jerry Cooper	President
Stan Brettschneider	Vice-President
Thomas Eagar	Secretary

As of the Valuation Date, GTJ employed a total of 419 people including 254 employees who were covered under two unions, including Local #3 and Local #1181.  The majority of the non-union employees consist of the Company’s executive team, administration, finance personnel, and clerical positions.  Of the non-union workforce, nearly half are employees at the Company’s CA location.  Table II below breaks out the Company’s union employees by classification:

Table II
Employee Classification

Position	No. of Employees
Drivers	113
Cleaners	72
Mechanics	27
Inspectors	15
Traffic Controllers	14
Supervisors	7
Electricians	6
Total	254

According to management, relations with its employees and their unions were good as of the Valuation Date.

E.                   Capital Stock & Ownership

At the Valuation Date, GTJ had 200 common shares of stock authorized, issued, and outstanding owned by the following shareholders:

Table III
Stock Ownership

Shareholder	Shares (Percent)
Green Bus Lines, Inc.	80 (40%)
Triboro Coach Corp.	80 (40%)
Jamaica Central Railways	40 (20%)
Total	200 (100%)

Economic, Industry & Company Outlook

In the appraisal of any company, the general economic factors prevailing at the valuation date, as well as those foreseen then, must be considered.  Assimilation of these facts and forecasts provides insight into the economic climate in which investors are dealing.  Although individual factors may or may not have a direct impact upon a particular industry, the overall economy and its outlook have a strong influence on how investors perceive investment opportunities.

A.                 General Economy

For this analysis, the general economic climate that prevailed through the first quarter of 2006 was considered, as was the outlook for the domestic economy.  This section of the report contains an overview of selected economic factors, such as gross domestic product (“GDP”), inflation, and United States (“U.S.”) monetary and fiscal policy.

The Value Line forecast closest to the Valuation Date was utilized, as it was considered to be most reasonable.  In its Quarterly Economic Review, dated February 24, 2006, Value Line stated that the pace of economic growth decelerated markedly in 2005’s fourth quarter, with GDP held in check by sluggish housing and retailing, as well as by an unexpected drop in government expenditures.  Some of that weakness began to reverse itself, however, with data showing that many of the nation’s retailers posted strong sales gains in January.  Car sales also rose in January, and Value Line believed that government spending would also increase as global realities mandate higher military outlays.  However, data also revealed a slight falloff in industrial production, though exports, non-farm payrolls, and wage rates had risen.  Housing was mixed, with homebuilding having strengthened in January but with confidence levels among U.S. builders low enough to suggest some weakness over the course of the year.

As a result of the above factors, Value Line expected first quarter 2006 GDP growth of 3.5% to 4.0%, with further moderate growth for the rest of the year.  This forecast assumed that oil prices would remain below $60 a barrel, the Federal Reserve (the “Fed”) would stop raising interest rates by the middle of the year, and that there would be no major deterioration on the global front.  Further moderate slowing in growth was expected in 2007, with GDP likely to increase by 2.5% to 3.0%.  A modest improvement in business activity should then take hold by the closing years of the decade.

According to Value Line, inflation would continue to remain stable.  In 2004, producer prices rose by 3.6% versus a gain of 3.2% in 2003, while consumer prices rose 2.7%, up from 2.3% in 2003.  Producer prices were expected to increase by 4.9% in 2005, and consumer prices were expected to increase 3.4%, and then decline to 2.0% and 2.5%, respectively, by 2010.  The change in industrial production was estimated to be 3.8% in the fourth quarter of 2005, and was expected to average 2.8% from 2006 through 2010.

Value Line expected a gradual increase in both short-term and long-term borrowing costs.  The three-month Treasury bill rate was 4.6% at the publication date and was expected to decline slightly to 4.5% by the first quarter of 2006.  The Prime Lending Rate was 7.5% at the publication date and was forecast to slowly grow, reaching 8.2% by 2010.  However, Value Line believed that the Fed would move toward a neutral stance with regard to the Federal Funds rate by mid-year, and could even lower it somewhat by early 2007.

Corporate earnings had grown at double-digit rates over the last four years, driven by healthy demand levels and rising productivity.  However, productivity gains slowed and demand moderated in a number of sectors in 2005 as the pace of economic growth slowed, which could in turn result in single-digit income gains by 2007.  As economic growth increases in the final years of the decade, there could be some acceleration in earnings momentum.

In sum, Value Line was forecasting real, inflation-adjusted GDP to rise at a rate of 3.5% for all of 2005.  Longer-term projections continued to call for between 2.7% and 3.5% in real year-over-year GDP growth.  In the absence of any severe problems (i.e., a run-up in inflation, a sharper decline in housing activity, a marked surge in oil and gas prices, a financial crisis such as a significant corporate bankruptcy, an international incident, or a terrorist attack), Value Line believed that growth of 3.5% would be sustained through the final years of this decade.

B.                 Industry & Company Outlook

According to the Metropolitan Transportation Authority, there are currently about 4,895 buses operating on more than 200 local and 30 express routes throughout the five boroughs that make up NYC.  They account for 80 percent of the city’s surface mass transportation.  In January 2006, 60.03 million passengers used the NYC transit system, up from 58.08 million in January 2005.  The average number of weekday passengers is over 7 million.  The sum of the NYC mass transit system (which includes subways, buses, and railroads) moves approximately 2.4 billion people a year.

Transit advertising was barely visible twenty years ago, but today it consists of 17% of all outdoor advertising.  According to the Outdoor Advertising Association of America (“OAAA”), outdoor advertising expenditures reached $6.3 billion in 2005, an 8% growth rate over 2004.  Specifically, advertising on street furniture, transit, and other totaled $2.4 billion in 2005, up from $2.2 billion in 2004.  There are approximately 37,205 bus shelter displays in the U.S. for advertising.

The American Public Transportation Association (“APTA”) noted that mass transit is an effective way for advertisers to reach varied demographic groups and all of those people are usually held captive for prolonged stretches.  Nevertheless, transit agencies still make a very small amount of money from selling ad space.  A study by the APTA shows that ad revenues contributed only 1.1 percent to the top line of the average transit agency.  That translates into about 3.5 cents per passenger trip, but that’s almost all profit.  “The costs to transit agencies are negligible, and anything that can add to the revenue pot in these days of economic hard times is very welcome,” says Donna Aggazio, a spokeswoman with the APTA.

Since the Company is expected to lose a sizable percentage of its profitability through the loss of its rental operation, the continued growth of bus shelters, bus riders, and transit advertising is imperative for the Company as it attempts to remain solvent on a post reorganization basis.  While the continued growth in these segments is not expected to mitigate the lost profitability, they certainly will assist the Company in its efforts to attain prolonged financial stability.

Financial Review

GTJ’s audited financial statements for the four years ended December 31, 2001 through 2004, and its internally prepared financial statements for the year ending December 31, 2005, were studied.  Given the recent cessation of the Company’s school bus operations in 2003, only the most pertinent financial data from the most recent two years will be discussed below.  The Company’s comparative historical income statements, balance sheets, cash flow statements, and selected financial ratios are presented in Exhibits A through D.

In discussing these statements, trends have been noted and various ratios and indications of financial condition have been calculated.  The purpose of this analysis is to identify underlying business phenomena through the Company’s accounting variables and to determine its ability to generate future earnings.  Many variables were considered before commenting, but only the most significant trends and ratios important to GTJ’s earnings capacity are discussed below.

A.                 Income Statement Analysis

GTJ’s total revenue increased by 6.9% from $26.9 million in 2004 to $28.8 million in 2005.  This level of growth follows an approximate 23.2% growth level achieved in

2003.  On a year-over-year basis, the Company’s two-year compound annual growth rate (“CAGR”) of total revenue was 14.8%.  On a normalized basis, i.e., eliminating the impact of the real estate and other non-recurring items, the Company’s total revenue from operations would have approximated $27 million.  Going forward, management expects total revenue growth to be dictated by its expansion into the Arizona markets as well as its ability to offset any revenue loss incurred by the potential loss of Viacom Outdoors’ NYC business.

GTJ’s operating expenses grew from $25.2 million in 2004 to $27.6 million in 2005, a net increase of 9.3%.  As with total revenue, the Company experienced significant operating expense growth between 2003 and 2004 (at 24%) resulting in a two-year operating expense CAGR of 16.4%.  The more rapid acceleration of the Company’s aggregate expense growth relative to its total revenue growth resulted in a declining operating margin.  Specifically, GTJ’s operating margin declined from 6.7% in 2003 to 6.2% in 2004, and further to 4% in 2005.

GTJ’s other income and expense in 2005 consisted primarily of service fees, net of related expenses, of $2.2 million and smaller amounts of interest income, interest expense, other non-operating expenses, and income from discontinued operations.  In sum, the Company reported pre-tax income of $524,007 in 2004 and $3.5 million in 2005.  As will be noted below, however, GTJ’s post reorganization operations will be essentially break-even over the near term.

B.                 Balance Sheet Analysis

As of December 31, 2005, GTJ’s balance sheet was financially adequate.  The Company had cash totaling $2.2 million, a working capital deficit of $2.4 million, interest-bearing debt of $1.9 million, and shareholders’ equity of $6.4 million.  However, nearly $4.2 million of the Company’s book value was in the form of intangible assets.  GTJ’s tangible asset base was $2.2 million.

The Company’s current and quick ratios were 0.8 times and 0.5 times, respectively, at year-end 2005.  Although the Company maintained a working capital deficit of $2.4 million, this actually represented over a $2 million improvement from the working capital deficit at year-end 2004.  Its accounts receivable balance of $4.4 million produced a days’ receivable of 56 days during 2005 which was in-line with its days’ receivable from 2003 and 2004.  The table below details the book value of the Company’s most significant assets as of the Valuation Date and the percentage of those assets relative to the Company’s aggregate asset base.

Table IV
Largest Tangible Assets

Asset	Value	Percent
Net Fixed Assets	$5,958,817	26.9%
Accounts Receivable	$4,433,206	20.0%
Cash	$2,207,504	10.0%
Prepaid Expenses	$2,188,711	9.9%

As of December 31, 2005, the Company’s primary liabilities were due to affiliates of $9.5 million, other liabilities of $1.7 million, notes payable of $1.7 million, and accounts payable of $1.1 million.  As will be described in more detail below, the Company does not expect to fulfill several of these obligations and others will transfer with the real estate.

C.                 Financial Summary

Although the Company has experienced moderate revenue growth over the past two years, growth in operating expenses has been more significant.  This has left the Company with a decreasing operating margin.  Although 2005 was a profitable year, especially compared to the Company’s recent history, it was not expected to be sustained given the impending reorganization.

Again, the Company operates at a working capital deficit and has a minimal tangible book value compared to its revenue base.  Management was concerned about the long-term viability of the Company on a post reorganization basis and projected little more than a break-even situation going forward.  These assessments have been incorporated into our subsequent valuation analysis.

Valuation of GTJ Co., Inc.

The purpose of the valuation section is to incorporate the information considered and/or presented previously into a quantitative representation, thus assigning a value to the ownership privileges of the closely held entity.  The valuation methodology reflects the analyst’s expectation of how free and open capital markets would assign value to the economic activities of the business asset under analysis.

A.                 General Valuation Methods

There are a number of generally accepted methods in use for valuing a closely-held business asset, none of which is necessarily superior to the others.  It is more a question as to which of the methods or combination of methods is best suited to the business, industry, and economic circumstances of the particular company or asset being appraised at the specific valuation date.  The purpose of the engagement and the percentage of equity being valued are additional factors to be considered when selecting a valuation method.

The following discussion summarizes the most generally accepted valuation methods.

Excess Earnings Method: The excess earnings method capitalizes profits attributable to intangible assets at a rate of return selected on the basis of rates currently available for other investments with risks equal to those of the business under study.  This method is sometimes applied in the valuation of 100% of an operating company’s capital.  However, the IRS and the Tax Court have identified this as a last resort method, i.e., to be used only when no other one will reasonably work.

Given that there are more appropriate valuation methods available for the Company’s equity, this methodology was not used.

Guideline Company Method: The objective of the guideline company valuation technique is to identify business entities that have publicly traded securities and business and financial risks which are comparable to those of the entity being valued.  The pricing multiples of the selected public companies are then used to derive a market value for the owners’ capital of the company under analysis.

Using S&P’s Research InsightSM database of public companies, a search was conducted for companies whose textural descriptions were consistent with GTJ’s.  However, given the Company’s recent and expected divestitures, its inter-company affiliations, size, capital structure, and the nature of its operations, no publicly traded companies were identified that were similar to GTJ which could be used on a comparative basis for determining its value.  Therefore, this methodology was not applied in valuing the Company’s equity.

Discounted Future Income Method: The discounted future income method can use cash flows or earnings as a basis to forecast the income which the business will generate.  Thereafter, an aggregate present value is calculated for the future cash flows using a required rate of return known as the discount rate.  The strength of this method is that it facilitates the analysis of operational practices and their impact upon the business’ value.

Its weakness, however, is that it relies heavily upon projections of cash flows or net income which, for some firms, are difficult to make with any accuracy.

This methodology was not used because of: (1) the lack of any projections; and (2) the structural changes which are expected to occur within the Company immediately following the Valuation Date.

Capitalization of Income Method: The capitalization of income method utilizes historical results to determine the value of a company’s owners’ capital.  An income base is first derived, and then divided (i.e., capitalized) by a separately computed required rate of return, or capitalization (“cap”) rate.  The income base can be defined variously as a company’s adjusted earnings, cash flows, or dividends.  For the cap rate to be appropriate, it must correspond to the specific inputs used in developing the income base.

A segregated approach is used when an operating company has on its balance sheet excess working capital, non-operating assets, or multiple operating lines of business or other items which are not fully or accurately captured with the capitalization of income method.  When the segregated approach is applied, all income and expense related to the segregated item(s) should be removed from the computation of the company’s earnings capacity.

Generally, this method is considered a reasonable one to use in valuing a going concern when a company’s historical income, at least if adjusted, is considered to be a good proxy for that expected in the future.

In this situation, it is our opinion that GTJ’s historical results for years 2004 and 2005 provided a reasonable starting point to use in assessing its future expectations.  Therefore, an attempt was made to use the capitalization of income method, as further discussed below.

Adjusted Net Asset Value Method: Adjusted NAV is a method that focuses primarily on the balance sheet.  It requires restatement of the company’s assets and liabilities in order to reflect their fair market values.  Application of this method is most useful in determining a fully marketable controlling (i.e., enterprise) value.  However, the method’s relevance generally weakens when valuing a minority or other ownership interest in a going concern which lacks the right to liquidate assets or sell the business.  Some exceptions are when liquidation of the business is considered highly probable or when the company’s value is directly tied to the value of its underlying investments.

Adjusted book value (“ABV”) is a variant of NAV.  It is usually used in the valuation of holding companies whose main assets are publicly traded securities or other investment assets such as real estate, notes receivable, partnership interests, or equity investments in other business enterprises.  ABV is distinguished from the traditional NAV method in that it does not consider the transaction or liquidation costs necessary to realize the cash value of the holding company’s underlying assets.

At the Valuation Date, GTJ’s reported net worth (i.e., book value of its equity) was $6.4 million, which was very significant relative to the Company’s expected future (post-divestiture) earnings capacity (e.g., annual earnings of $640,000 are required to yield a 10% after-tax rate of return).  As a result, the value of GTJ’s underlying assets and any related liabilities are important to an investor.  This is true even though a minority interest is being valued, and such an interest obviously does not have the right to liquidate the Company or its assets.  Therefore, the ABV method was also applied in deriving the value of the Company’s equity.

B.                 Outline of Valuation Process

Our valuation of GTJ’s equity at the Valuation Date is based on two methods: capitalization of income and ABV.  The capitalization of income method yields an aggregate value for a company’s equity on a freely tradable minority interest basis (again, this method was considered to the extent possible, as further discussed below).  With the second valuation method, the Company’s ABV was determined on a controlling interest basis.  A discount for lack of control was then applied to the ABV as a minority interest is being valued.  Thereafter, a discount for lack of marketability appropriate to ownership of a minority interest in GTJ’s common stock was applied.

C.                 Valuation of GTJ’s Equity Using the Capitalization of Cash Flow Method

Financial theory holds the value of any asset to be a function of several interrelated factors:

•                       The stream of benefits the owner of the assets expects to receive;

•                       The timing of the receipt of these benefits; and

•                       The risk borne by the owner.

Thus, appraisal methodologies rely on the premise that the value of a business enterprise is equal to the present value of the income which it can expect to generate going forward.  From an investor’s standpoint, these future income streams represent the dividend-paying capacity of the company or, in the case of a leveraged company, monies available for all invested capital (i.e., interest-bearing debt plus owners’ capital).

To value GTJ’s income, it is necessary to determine both the income base and the rate of return (i.e., the cap rate) which an investor would require in order to purchase an interest in its future distributions.  Thereafter, it is simply a matter of dividing the income base by the cap rate.  As noted, this process is referred to as capitalizing.

Derivation of Cash Flow Base: As noted above, historical data covering 2004 and 2005 served as the basis for GTJ’s normalized income base.  Considering the operational transition that occurred in 2003, i.e., the liquidation of the Company’s bus lines and all school bus related activities, this timeframe was deemed satisfactory.

Salaries of the management team during this period were examined and the Company’s financial information was reviewed in an effort to identify any discretionary, unusual, or non-recurring items that affected earnings in any of the years analyzed and to account for any items not reflected in its historical expenses.  In addition, all income and expense items that were not expected to remain with the Company subsequent to its impending reorganization were also eliminated from the analysis.  It was concluded that the following adjustments were necessary, as shown on Exhibit E:

•                       Expense and income related to discontinued operations were removed from the income base in the year in which they were incurred.  This resulted in an increase in the pre-tax income base of $321,632 in 2004 and a decrease in the pre-tax income base of ($159,733) in 2005.

•                       Based on discussions with management, the net impact of the real estate assets was eliminated from the historical income bases.  This figure, based on all applicable rental income and corresponding expense items, was estimated at $1,400,000 and was eliminated from the determination of the Company’s normalized income base in each year.

•                       Service fees, net of related expenses, was considered a non-recurring income stream and was removed from the normalized income base in the year in which it was derived.

•                       Non-recurring losses relating to Transit Facility Management Corp., totaling $900,000 in 2004 and $50,000 in 2005, were added back to the income base.

•                       Likewise, management noted that non-recurring professional fees totaling $731,000 in 2004 and $240,000 in 2005 were incurred.  These items were necessarily added back to the pre-tax income base in the year in which they were incurred.

•                       According to management, 18-20 additional employees who were not on GTJ’s payroll over the two years under analysis will begin to be paid directly by GTJ.

Total expenses related to these employees were expected, at a minimum, to approximate $1.4 million annually.  As such, the respective pre-tax income bases were reduced accordingly.

•                       The Company books a non-cash expense, change in insurance reserves, annually.  Since this expense did not directly impact the Company’s cash flow, it was added back to the income base in 2004.

•                       Ceding commissions and other non-recurring expenses totaling $639,676 (in aggregate) in 2004 and $2,816 in 2005 were added back to the respective income bases.

•                       Finally, as will be discussed below, approximately 85% of the Company’s interest bearing debt balance will be transferring out of the Company shortly after the Valuation Date.  Given this, 85% the annual interest expense was added back to the income base as this expense will no longer occur in the future.

After making the above adjustments, an average adjusted pre-tax income base of ($295,431) was concluded for GTJ.  Next, the Company’s requirements for net capital expenditures and working capital were assessed.  It was concluded that, over the long-term, GTJ’s capital expenditure requirements (net of depreciation) and working capital to support the Company’s expected long-term growth in its ongoing operations would continue to render the Company, at best, at break-even over the near-term.  Given this analysis and the break-even expectation, the capitalization of income method was deemed unreliable as of the Valuation Date in determining the Company’s fair market value.

D.                 Valuation of GTJ’s Equity Using the Adjusted Book Value Method

As discussed above, a willing buyer would typically assess the value of GTJ’s equity on the basis of its underlying assets.  Thus, it is reasonable to utilize ABV as a valuation method.  By definition, this methodology should be based on going concern value, not on the assumption of business liquidation.  In reality, though, holders of non-controlling ownership interests can only receive their pro rata share of Company’s assets if it is liquidated.

Adjusted Book Value: Book value, unadjusted, is another name for the shareholders’ equity account as it appears on the balance sheet.  Again, ABV as a willing buyer would assess it involves determining the value of a company’s bundle of assets, less its liabilities, but before transaction costs.

This analysis began by using the Company’s December 31, 2005 balance sheet.  In doing so, each asset and liability was assessed to determine its estimated market value as of the

Valuation Date.  Based on discussions with management and the Company’s accountant, the following adjustments were made:

•                       Three of the Company’s fixed asset accounts, including revenue vehicles, leased equipment, and furniture and office equipment, were decreased by 50% from their stated book values to their estimated market values of $1,801,741, $128,936, and $206,961, respectively.  The fourth fixed asset account, shop and garage equipment was decreased by 75% to an estimated market value of $211,721.

•                       As noted above, Empire has been informed that the real estate held on the Company’s balance sheet would be transferred out of GTJ soon after the Valuation Date.  Given this, the Company’s land & building account was written down to $0.

•                       The intangible assets, with a book value of $4,190,483, were adjusted down to $0 as those assets have no realizable value.

•                       Empire was informed by GTJ’s management that the amount due to affiliates totaling $9,461,629 would never be repaid.  Based on this anticipated forgiveness of debt, this account was necessarily adjusted to $0.

•                       Management estimated that approximately $1,466,201 in mortgage payable would transfer out of GTJ, as it was secured by the real estate assets.  This amount was removed from the notes payable entry.

•                       Finally, several judgments have been levied against the Company for past business practices.  Management estimated that approximately $1.5 million of liabilities related to these various judgments would not be recoverable by the opposing parties.  As such, the other liabilities account was reduced by $1.5 million to reflect this assertion.

These adjustments were necessary to more accurately address GTJ’s ABV as a willing buyer would assess it, as of the Valuation Date.  Based on discussions with management, the book value of GTJ’s remaining assets and liabilities was deemed to be a reasonable approximation for market value at the Valuation Date.  The result is an aggregate ABV for the Company’s equity of $11,025,372, on a fully marketable, controlling interest basis.  Considering 200 shares outstanding, the marketable, controlling interest value per share is reasonably stated at $55,127.  Please see Exhibit F.

Discount for Lack of Control: Publicly traded stocks are by definition freely tradeable interests.  Thus, when a bidder seeks control of a public company, a premium over its stocks’ market pricing is usually paid.  This is because certain prerogatives, or levels of control, are transferred with percentages of ownership above 50%, such as the authority to:

•                       Determine management compensation and perquisites;

•                       Declare and pay dividends;

•                       Sell or acquire assets and/or liabilities;

•                       Change the articles of incorporation or by-laws; and

•                       Liquidate, dissolve, sell, or recapitalize the company.

In determining an enterprise value, then, the incremental value of control is usually recognized by a premium over the minority interest valuation, as is demonstrated by the transactions cited below.  Conversely, the use of an asset-based valuation method is implicitly assumed to generate a 100% controlling interest, or enterprise, value.  Since a minority interest is under analysis, however, the inverse of these stated premiums(1) should be considered representative of the diminution of value due to lack of control.

Mergerstat’s® The Mergerstat Review 2005 (“Mergerstat”) was first surveyed for comparatively generic evidence of the discounts appropriate for lack of control in companies.  Mergerstat tracks merger and acquisition activity for public companies.  For all industries over the five years 2000 to 2004: (i) the median control premiums paid over a stock’s market pricing varied from 23% to 41%; (ii) the mean control premiums varied from 31% to 62%; and (iii) the five-year transaction-weighted average of the median premiums was 35.4%.  This latter premium corresponds to a discount for lack of control of 26.1% (100 × [1 + 35.4%] = 135.4; 135.4 × [1 – 26.1%] = 100.)

Additionally, information from Mergerstat’s 4th Quarter 2005 Control Premium Study (the “Premium Study”) was considered.  It reported that, between January 1, 2005 and December 31, 2005, there were 511 transactions across all industries in which control was acquired, with a median premium of 24.4% and a mean premium of 33.2% (excludes negative premiums); the premiums ranged from 0% to 291.5%.  These median and mean premiums mathematically correspond to respective lack of control discounts of 19.6% and 24.9%.

Conclusion of Value – Adjusted Book Value Method: As this market evidence corroborates, control over a business entity alters the nature of the benefits, both tangible and intangible, which accrue from ownership.  In this case, a minority interest is being

(1)           Implied discount for lack of control equals 1-(1/[1+control premium]).

valued.  Therefore, it was deemed appropriate to apply a discount to the control value derived above for GTJ’s equity using the ABV method (i.e., $55,127 per share).

In summary, a lack of control discount of 20% is considered reasonable to apply to the controlling interest value of GTJ.  This was concluded based on numerous factors, including but not limited to the above discussion and consideration of: (1) the expected divestiture of a sizable portion of its asset base and income production; and (2) the Company’s poor financial results over the past four years and expected break-even operational performance going forward.  The freely tradeable value of GTJ’s equity on a minority interest basis can thus be stated at $44,101 per share ($55,127 × [1.0 – .20]).  Please see Exhibit F.

E.                   Discount for Lack of Marketability

By definition, ownership interests in a closely-held company cannot be considered as marketable as the equity interests of publicly traded companies.  Unlike a shareholder who owns equity in a public company, a shareholder in the securities of GTJ cannot quickly change his investment decision.  The concept of marketability as it is applied to an equity interest, therefore, deals with how quickly and certainly stock can be converted to cash at the owner’s discretion.

Studies on Lack of Marketability: A number of recognized studies exist which review the price differentials between restricted and non-restricted shares of corporate stock.  Since the restricted corporate stock is illiquid for a period of several years, the differential in price between the restricted and non-restricted shares offers evidence on discounts related to lack of marketability.  These studies cover several hundred transactions which occurred between 1966 and 2000.  The results from the studies, which are summarized in Addendum 4 as an attachment to this report, are consistent in that the range of mean or median lack of marketability discounts typically falls between 25% and 35%.

In addition, John Emory has published a series of studies on the differences in the sales price of securities prior to an Initial Public Offering (“IPO”) and after their subsequent issuance.  His studies provide the most current information regarding the implied discount associated with securities which do not publicly trade.  His studies, which are also summarized in Addendum 4, are consistent in that the range of median lack of marketability discounts typically falls between 40% and 45% for shares sold.

In sum, investors reward liquidity.  An investor owning equity in a public firm can, with relative assurance, sell quickly if situations develop which are not to his liking, and this capability substantially improves value.  An investor with ownership in a private company rarely enjoys such liquidity.

A lack of marketability discount is selected below for a minority interest in GTJ’s preferred and common stock.  This discount reflects data from the market studies cited above and details the other factors outlined below which impact the marketability of the shares under consideration.

Factors Which Influence the Lack of Marketability Discount: In assessing the discount applicable to the subject interest, factors were considered that are generally recognized as contributing to the magnitude of a lack of marketability discount appropriate to a minority equity interest in a private company.

In assessing the lack of marketability discount applicable to a minority equity interest in GTJ, a number of specific factors were considered, including the following: (1) dividend history; (2) ownership rights; and (3) information access and reliability.

•                       Dividend History: Dividends are very important to an investor in a closely-held company because they provide a means for him to realize a return on his investment without having to sell it.  In general, the payment of dividends mitigates the lack of marketability inherent in a private company’s stock.  As noted above, the Company was not expected to post material profits going forward.  Thus, it was not expected that significant dividends would be paid to the shareholders over the near term.  Overall, the Company’s lack of dividend payments to its shareholders along with the uncertainty of those dividend payments ever being made supports a lack of marketability discount above the middle of the established range.

•                       Ownership Rights: A controlling interest is generally considered more marketable than a minority interest because the prerogatives attached to control, e.g., the ability to liquidate, dissolve, sell or recapitalize the company, make it more attractive.  These privileges are normally unavailable to a single minority interest equity holder.  Since a minority interest in GTJ is being valued, this factor generically supports a lack of marketability in the middle of the established range.

•                       Information Access & Reliability: The seller of a controlling interest in a private company has very nearly total information access with regard to that company.  The buyer of that controlling interest has more limited access to that same knowledge.  Because of federal and state securities regulations, both the buyer and seller of either minority or controlling interests in a publicly traded company have extensive, and normally reliable, information about the company.  In contrast, an owner of a non-controlling interest in a closely-held company generally has no guarantee of either access to information or that information’s reliability.  In this instance, the Company has audited financial statements which increase the accuracy and dependability of the data contained therein.  This situation supports a lack of marketability discount for a minority equity interest near the low end of the range.

Other factors that were considered which influence the size of the lack of marketability discount include, but were not limited to:

•                       The lack of historic trading activity of the stock;

•                       The minimal prospect of an IPO or sale of the company;

•                       The lack of a restrictive shareholder agreement; and

•                       Overall priority and timing of any contingent financial claims.

Lack of Marketability Discount Conclusion: The holder of a minority interest in GTJ owns an equity interest for which no market exists.  This non-marketable position is comparable to certain observable situations in the marketplace which contain elements of the same lack of marketability, i.e., restricted stocks or shares of companies which later make IPOs.  As noted, the studies regarding the marketability of restricted stocks and IPOs conclude a broad range of discounts, the mean and median of which generally fall between 25% and 45%.  Nonetheless, the securities in the studies typically had a much greater prospect of becoming fully liquid in the future than do the shares of most private companies.  Another point worth noting about the stock studies is that a high variance existed in the observed discounts — higher discounts applied when greater uncertainty existed regarding the ultimate marketability of the equity interest, such as in the IPO studies.  In contrast, the restricted stocks used in these studies enjoyed the prospect of becoming fully liquid in a two-year period.  The shareholders of GTJ have no such guarantee that their equity interests will become fully liquid.

Based on the factors discussed above, a 35% discount for lack of marketability is appropriate for a minority interest position in the shares of GTJ.  Applying a 35% discount to the fully marketable per share value of $44,101 results in a fair market value of $29,000 per share, rounded, as of the Valuation Date ($44,101 × [1.00 – .35]).  Please refer to Exhibit F.

LEFT BLANK INTENTIONALLY

Valuation Summary

Given the foregoing review and analysis, and subject to the attached Statement of Limiting Conditions, it is our opinion that the fair market value of a minority interest in the common stock of GTJ Co., Inc. and Subsidiaries as of March 31, 2006, is reasonably stated at $29,000 per share, on a post-real estate divested basis, for corporate planning purposes.

Respectfully submitted,

Empire Valuation Consultants, LLC

David C. Orth, ASA
Senior Valuation Associate

Robert W. Schmidt
Manager

William A. Lockwood, ASA, CBA
Senior Managing Director

EXHIBIT D

GTJ CO., INC. AND SUBSIDIARIES

SELECTED FINANCIAL RATIOS

FOR THE YEARS ENDED DECEMBER 31,

	HISTORY	HISTORY	HISTORY	HISTORY	HISTORY
	2001	2002	2003	2004	2005

Liquidity Ratios
Current Ratio	1.0	0.5	0.8	0.8	0.8
Quick Ratio	0.6	0.3	0.6	0.5	0.6

Days’ Receivable	32	16	64	62	56

Working Capital	(590,612)	(10,625,005)	(2,797,164)	(3,059,995)	(2,377,296)
Sales/Working Capital	(132.0)	(7.6)	(7.8)	(8.8)	(12.1)

Coverage Ratios
EBIT/Interest	1.1	(1.9)	(20.4)	4.4	25.3
EBDT/Current Portion LTD	0.8	0.1	(1.5)	3.9	19.9

Leverage Ratios
Net Fixed Assets/Tangible Net Worth	4.0	3.7	(151.6)	26.8	2.7
Total Liabilities(Debt)/Tangible Net Worth	6.6	6.9	(481.7)	104.4	7.1

Profitability Ratios
% Profit Before Taxes/Tangible Net Worth	4.2%	-65.4%	10213.6%	225.8%	159.1%
% Profit Before Taxes/Total Assets	0.5%	-7.2%	-17.6%	1.8%	15.9%

Other Ratios
Sales/Net Fixed Assets	4.4	5.4	3.4	4.3	4.8
Sales/Total Assets	1.9	2.2	0.9	0.9	1.3

EXHIBIT E

GTJ CO., INC. AND SUBSIDIARIES

CAPITALIZATION OF ADJUSTED EARNINGS

AS OF DECEMBER 31, 2005

	HISTORY	HISTORY
	2004	2005

Pre-tax Income	524,007	3,512,088

Plus: Discontinued Operations Expense	321,632	(159,733)
Less: Approximate Rental Profits	(1,400,000)	(1,400,000)
Less: Service Fees, Net of Related Expenses	(1,095,579)	(2,209,099)
Plus: Non-Recurring Losses (Transit Management Corp.)	900,000	50,000
Plus: Non-Recurring Professional Fees	731,000	240,000
Less: Additional Employee Expense	(1,400,000)	(1,400,000)
Plus: Change in Insurance Reserves	1,298,719	0
Plus: Ceding Commission	364,365	0
Plus: Other Non-Recurring Expenses	275,311	2,816
Plus: Interest Expense from Transferred Mortgage	130,713	122,899

Adjusted Pre-tax Income	650,168	(1,241,029)

Weighting	1	1

Weighted Average Adjusted Pre-tax Income Base		$(295,431)

EXHIBIT F

GTJ CO., INC. AND SUBSIDIARIES

CALCULATION OF ADJUSTED BOOK VALUE

AS OF MARCH 31, 2006

	HISTORY	MARKET	ADJUSTED BOOK
	2005	ADJUSTMENTS	VALUE
ASSETS

Cash	2,207,504	0	2,207,504
Accounts Receivable	4,433,206	0	4,433,206
Note Receivable	441,732	0	441,732
Assets of Discontinued Operations, Net	299,788	0	299,788
Prepaid Expenses and Other Current Assets	2,188,711	0	2,188,711
Total Current Assets	9,570,941	0	9,570,941

Revenue Vehicles	3,603,482	(1,801,741)	1,801,741
Shop and Garage Equipment	846,883	(635,162)	211,721
Equipment Leased to Others	257,872	(128,936)	128,936
Furniture and Office Equipment	413,923	(206,961)	206,961
Land & Buildings	9,439,289	(9,439,289)	0
Total	14,561,448	(12,212,089)	2,349,359
Less: Accumulated Depreciation	(8,602,631)	8,602,631	0
Net Fixed Assets	5,958,817	(3,609,458)	2,349,359

Intangible Assets	4,190,483	(4,190,483)	0
Retainage Receivable	387,288	0	387,288
Securities Available for Sale	747,527	0	747,527
Other Assets	342,752	0	342,752
Deferred Tax Asset	955,000	0	955,000
Total Other Assets	6,623,050	(4,190,483)	2,432,567

TOTAL ASSETS	22,152,808	(7,799,941)	14,352,867

LIABILITIES

Lines of Credit	200,000	0	200,000
Accounts Payable	1,053,362	0	1,053,362
Accrued Expenses	611,246	0	611,246
Due to Affiliates, Net	9,461,629	(9,461,629)	0
Deferred Income Taxes	622,000	0	622,000
Total Current Liabilities	11,948,237	(9,461,629)	2,486,608

Notes Payable - Bank	1,666,201	(1,466,201)	200,000
Deferred Income Taxes	449,000	0	449,000
Other Liabilities	1,691,887	(1,500,000)	191,887
Total Other Liabilities	3,807,088	(2,966,201)	840,887

TOTAL LIABILITIES	15,755,325	(12,427,830)	3,327,495

Common Stock	900,000	0	900,000
Paid-in Capital	(1,132,037)	0	(1,132,037)
Retained Earnings	6,637,017	4,627,889	11,264,906
Accumulated Other Comprehensive Income	(7,497)	0	(7,497)
Total Equity	6,397,483	4,627,889	11,025,372

TOTAL LIABILITIES & EQUITY	22,152,808	(7,799,941)	14,352,867

Adjusted Book Value			11,025,372

Shares Outstanding		200
Adjusted Book Value per Share			55,127

Less: Discount for Lack of Control @	20%		(11,025)
Freely Tradeable Adjusted Book Value per Share - Minority Basis			44,101

Less: Discount for Lack of Marketability @	35%		(15,436)
Fair Market Value per Share, Rounded			29,000

Fair Market Value per Share			$29,000

Addendum 2

CERTIFICATION OF APPRAISERS

We the appraisers certify that, to the best of our knowledge and belief:

1.     Our analyses, opinions and conclusions were developed, and this report was prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

2.     All statements of fact contained in this report are true and correct.

3.     The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

4.     Neither Empire nor any of its employees has, to the best of our knowledge, either a present or intended financial interest in the entity that is the subject of this report, in any affiliates that may exist, or with respect to the parties involved.

5.     We have no bias with respect to the entity that is the subject of this report or to the parties involved with this assignment.

6.     Empire’s engagement in this assignment was not contingent upon developing or reporting predetermined results.

7.     The professional fee paid to Empire for the preparation of this report is not contingent upon its conclusion, including: developing or reporting a predetermined value or direction of value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

8.     No one provided significant business appraisal assistance to the persons signing this certification, unless specifically stated herein.

The American Society of Appraisers has a mandatory recertification program for all of its Accredited Senior Appraisers.  The senior members signing below, designated by the “ASA,” are in compliance with that program.

David C. Orth, ASA
Senior Valuation Associate

Robert W. Schmidt
Manager

William A. Lockwood, ASA, CBA
Senior Managing Director

April 13, 2006

Addendum 1-1

STATEMENT OF LIMITING CONDITIONS

Confidentiality/Advertising: This report and supporting documentation are confidential.  Neither all nor any part of the contents of this appraisal shall be copied or disclosed to any party or conveyed to the public orally or in writing through advertising, public relations, news, sales, or in any other manner without the prior written consent and approval of both Empire Valuation Consultants, LLC and its client.

Litigation Support:  Depositions, expert testimony, attendance in court, and all preparations/support for same, arising from this appraisal shall not be required unless arrangements for such services have been previously made.

Management:  The opinion of value expressed herein assumes the continuation of prudent management policies over whatever period of time is deemed reasonable and necessary to maintain the character and integrity of the appraised business entity as a going concern.

Information and Data:  Information supplied by others that was considered in this valuation is from sources believed to be reliable, and no further responsibility is assumed for its accuracy.  Information used was limited to that available on or before the Valuation Date, or which could be reasonably ascertained as of that date.  We reserve the right to make such adjustments to the valuation herein reported as may be required by consideration of additional or more reliable data that may become available subsequent to the issuance of this report.

Purpose:  All opinions of market value are presented as Empire Valuation Consultants, LLC’s considered opinion based on the facts and data obtained during the course of the appraisal investigation.  We assume no responsibility for changes in market conditions which might require a change in appraised value.  The value conclusion derived in this appraisal was for the specific purpose and date set forth in this appraisal and may not be used for any other purpose.

Fee:  The fee established for the formulation and reporting of these conclusions is not contingent upon the value or other opinions presented.

Interest:  Neither the appraiser nor any officer or employee of Empire Valuation Consultants, LLC has any interest in the property appraised.

Unexpected Conditions:  We assume that there are no hidden or unexpected conditions of the assets valued that would adversely affect value.

Addendum 1-2

Non Appraisal Expertise:  No opinion is intended for matters which require legal or specialized expertise, investigation or knowledge, beyond that customarily employed by appraisers.

Hazardous Substances:  Hazardous substances, if present within the facilities of a business, can introduce an actual or potential liability that will adversely affect the marketability and value of the business or its underlying assets.  In the development of our opinion of value, no consideration has been given to such liability or its impact on value unless otherwise indicated in the report.

Addendum 3-1

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Addendum 4-1

Studies of Lack of Marketability Discounts

Summary of Restricted Stock Studies & Initial Public Offering Studies

Study	Years Covered in Study		Median Discount

SEC, Overall Average (a)	1966-1969		25.8	(b)
SEC, Non-reporting OTC Companies (a)	1966-1969		32.6	(b)
Gelman (c)	1968-1970		33	(b)
Trout (d)	1968-1972		33.5
Moroney (e)	Unknown	(f)	35.6	(b)
Maher (g)	1969-1973		35.4	(b)
Standard Research Consultants (h)	1978-1982		45.0
FMV Opinions, Inc. (2 Year Holding Period) (i)	1979-1997		23
Willamette Management Associates (j)	1981-1984		31.2
Silber (k)	1981-1988		33.8	(b)
Management Planning, Inc.	1980-1985		30-35	(b)
Management Planning, Inc.	1980-1996		27.1	(b)
Empire Valuation Consultants, LLC (l)	1983-1993		29.1	(b)
Emory (m)	1980-1981		66
Emory (m)	1985-1986		43
Emory (m)	1987-1989		45
Emory (m)	1989-1990		40
Emory (m)	1990-1992		40
Bruce Johnson (n)	1991-1995		20.2
Emory (m)	1992-1993		44
Emory (m)	1994-1995		45
Emory (m)	1995-1997		42
Columbia Financial Advisors (o)	1996-1997		21
Columbia Financial Advisors (o)(1-Year Period)	1997-1998		13
Emory (m)	1997-2000		52
Emory (m)	1998-2000		47
FMV Opinions, Inc. (1 Year Holding Period) (p)	1997-2000		25.9

(a)   “Discounts Involved in Purchases of Common Stock (1966-1969),” Institutional Investor Study Report of the Securities and Exchange Commission, H.R. Doc. No. 64, Part 5, 92d Congress., 1st Session. 1971, pp. 2444-2456.

(b)   Mean discounts.

(c)   Milton Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of a Closely Held Company,” Journal of Taxation, June 1972, pp. 353-354.

(d)   Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977,
pp. 381-385.

(e)   Robert E. Moroney, “Most Courts Overvalue Closely Held Stocks,” Taxes, March 1973, pp. 144-154.

(f)    Although the years covered in this study are likely to be 1969-1972, no specific years were given in the published account.

(g)   J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes, September 1976,
pp. 562-571.

(h)   “Revenue Ruling 77-287 Revisited,” SRC Quarterly Reports, Spring 1983, pp. 1-3.

(i)       Lance Hall and Timothy Polacek, “Strategies for Obtaining the Largest Valuation Discounts,” Estate Planning (Jan./Feb. 1994); pp. 38-44

(j)    Willamette Management Associates study (unpublished).

Addendum 4-2

(k)   Silber, William L., “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July-August 1991, pp. 60-64.

(l)    Empire Valuation Consultants, LLC study (unpublished).

(m)  Emory, John D., Business Valuation Review, ten marketability studies by the same author from September 1980 to October 2002, the latest entitled “Discounts for Lack of Marketability Emory Pre-IPO Discount Studies 1980-2000, As Adjusted October 10, 2002.” (Medians)

(n)   “Restricted Stock Discounts: 1991-1995,” Shannon Pratt’s Business Valuation Update (March 1999): 1-3, “Quantitative Support for Discounts for Lack of Marketability,” Business Valuation Review (Dec. 1999): 152-155

(o)   Shannon Pratt’s Business Valuation Update (May 2000): 1-5

(p)     Lance Hall, “Why are restricted stock discounts actually larger for one-year holding periods?”, Shannon Pratt’s Business Valuation Update (September 2003): 1-4

Numerous empirical studies on lack of marketability discounts have been conducted during the past twenty years.  The following discussion summarizes the results of the most commonly referenced studies.

1. Institutional Investors Study: The Securities and Exchange Commission (“SEC”) published study # 77-287 in 1971, called the “Institutional Investors Study.”  The Institutional Investors Study examined the amount of discount at which transactions in restricted stock, or letter stock, took place compared to the prices of identical but unrestricted stock on the open market from 1966 through 1969.  The table below segments the data observed by the SEC according to the size of the discount.

			Number of	Percent of
Discount (Premium)			Transactions	Study Total
-15.0%	to	0.0%	26	6.5%
0.1%	to	10.0%	67	16.8%
10.1%	to	20.0%	78	19.6%
20.1%	to	30.0%	77	19.3%
30.1%	to	40.0%	67	16.8%
40.1%	to	50.0%	35	8.8%
50.1%	to	80.0%	48	12.1%
-15.0%	to	80.0%	398	100.0%

The study shows that the discounts on the letter stocks were the least for New York Stock Exchange (“NYSE”) listed stocks, but increased, in order, for American Stock Exchange (“ASE”) listed stocks, Over-the-counter (“OTC”) reporting companies and OTC non-reporting companies.  For OTC non-reporting companies, the largest number of restricted stock transactions fell in the 30% to 40% discount range.  Slightly over 56% of the OTC non-reporting companies experienced discounts greater than 30% on the sale of their restricted stock.  A little over 30% of the OTC reporting companies experienced discounts over 30%, and over 52% experienced discounts over 20%.

The magnitude of the discount for restricted securities from the trading price of the unrestricted securities was generally related to the following factors:

Addendum 4-3

Earnings

Earnings played the most significant role in determining the discounts at which these stocks were sold from the current market price.  The degree of risk of an investment is determined more by earnings patterns, rather than sales patterns.

Sales

Companies with the largest sales volumes received the smallest discounts and the companies with the smallest sales volumes received the largest discounts.

Trading Market

Discount rates were greatest on restricted stocks with unrestricted counterparts traded over-the-counter, followed by those with unrestricted counterparts listed on the ASE, while the discount rates for those stocks with unrestricted counterparts listed on the NYSE were the smallest.

2. Gelman Study: Milton Gelman conducted a study analyzing the prices paid by four closed-end investment companies specializing in restricted securities investments.  Based on an analysis of 89 transactions between 1968 and 1970, Gelman found both the mean and median discounts to be 33%.  Almost 60% of the transactions were at discounts of 30% or more, and over one-third were at discounts of 40% or more.

3. Trout Study: Robert Trout studied 60 transactions involving the purchase of restricted stock by mutual funds between 1968 and 1972.  He observed a mean discount of 34%.

4. Moroney Study: In an article published in 1973, Robert Moroney presented the results of his study of the prices paid in 146 transactions for restricted securities by 10 registered investment companies.  The mean discount in these transactions was 35.6%, and the median discount was 33%.

5. Maher Study: In 1976, Michael Maher published the results of a study of restricted stock discounts in transactions taking place from 1969 to 1973.  He found that the mean discount was 35.4%.

6. FMV Restricted Stock Study: FMV Opinions gathered 248 transactions and a median discount of 23% was observed.  After May 1997, the holding period under SEC Rule 144 changed from two years to one. FMV Opinions gathered 182 restricted stock transactions occurring between 1997 and 2000 and surprisingly the median discount increased, although the holding period decreased, to 25.9%.

7. Standard Research Consultants Study: In 1983, Standard Research Consultants conducted a study of 28 private placements of common stock from October 1978 through June 1982.  A median discount of 45% was observed.

8. Willamette Management Associates Study: Willamette Management Associates has performed several studies on the prices of private stock transactions relative to their prices observed in a subsequent public offering of the same securities.  The median discount of its studies was 31.2%.

Addendum 4-4

9. Silber Study: In 1991, William Silber published the results of a study of restricted stock discounts in 69 transactions taking place between 1981 and 1988.  He found that the mean discount was 33.8%.  This study found larger discounts when the size of the restricted stock block was large in proportion to the total shares outstanding.  Additionally, the study indicated that firms with higher revenues, earnings and market capitalizations are associated with lower discounts.

10. Management Planning, Inc. Study: Management Planning, Inc. (“MPI”) conducted an analysis of 115 private transactions involving actively traded industrial corporations.  The vast majority of the transactions occurred at discounts to the public market prices.  The discounts ranged from 1% to 86%, with the normal distribution centered in the 30% to 35% range.

MPI found that many of the relatively high discounts observed involved the common stocks of companies that were not profitable or had very low revenues, which is consistent with the findings of the SEC Study.  MPI eliminated all transactions involving companies with revenues less than $3,000,000, thereby reducing the test population to 31 transactions.  Of these 31 transactions, 29 occurred at a discount, some of which were nearly 60%.

As in the SEC Study, MPI analyzed the pricing data in relation to several variables believed to impact the magnitude of the discounts.  MPI concluded the following:

•     Private transactions of larger companies (as measured by either revenue or earnings) have lower discounts than smaller companies, on average.

•     Private transactions of companies with stronger growth (as measured by either revenues or earnings) have lower discounts than companies with slower growth, on average.

•     Private transactions of companies with better revenue or earnings stability have smaller discounts than those of companies with less stability, on average.

•     Private transactions that involve blocks that are relatively small, compared to trading volume or the number of shares outstanding, have lower discounts than blocks of stock that are large relative to trading volume and shares outstanding, on average.

•     Private transactions that occurred in a strong market have lower discounts than transactions that took place in declining or weaker markets, on average.

•     Private transactions occur at lower discounts in cases where the publicly traded counter-part showed more price stability than in cases where there was less price stability, on average.

11. Empire Valuation Consultants, LLC (“Empire”) Study: Empire conducted an analysis of 106 private placements between February 1983 and June 1993 involving restricted shares of publicly-traded common stocks.  Its unpublished study concluded that the price differentials between the price of the restricted shares and the market price of the publicly-traded equivalent securities ranged from a 29.8% premium to a 80.0% discount, with a mean discount of 29.1%.

Addendum 4-5

12. Emory Studies: John D. Emory, previously of Robert W. Baird & Co. Inc., and now of Emory Business Valuation, LLC, conducted several studies over the past 20 years which relate the prices at which private transactions take place before the initial public offering (“IPO”) to the price at which the stock was offered subsequently to the public.  About 2,300 IPO prospectuses were reviewed from 1980 through 2000, and a total of 543 qualifying transactions were identified. These transactions involved the sale of restricted stock that was sold five months or less before the IPO transaction.  Although the median discounts varied during this period, the most recent data indicated a median discount of 47% for both options and shares sold.

Taken as a whole, the studies regarding the marketability of restricted equity interests conclude a broad range of mean and median discounts that generally falls between 26% and 45%.  While the publicly-traded counterpart of a restricted stock has a known price, the companies who later underwent IPOs had no established benchmarks at the time of their private transactions.  Therefore, the IPO studies generally produce a higher discount for lack of marketability due to the greater uncertainty regarding, if and when, the stock will ever be public.

13. Bruce Johnson Study: Mr. Johnson conducted a restricted stock study in which he examined 72 transactions that occurred between 1991 and 1995 resulting in a 20.2% median discount.

14. Columbia Financial Advisors Study: CFAI conducted a study of the sale of restricted securities in the U.S. in which they examined only private common equity placements over the period Jan. 1, 1996 through April 30, 1997. The resulting median discount was 23%. A similar study was repeated over the period May 1997 through December 1998 and the median discount was 13%.

Addendum 3-4

WILLIAM A. LOCKWOOD, ASA, CBA

Academic Degrees

M.B.A.                   St. Johns University, Finance, 1968

B.B.A.                    St. Johns University, Economics, 1963

Employment

Senior Managing Director, Empire Valuation Consultants, New York, 1989-Present

Vice President and Manager, Chase Valuation Consultants, The Chase Manhattan Bank, N.A., New York, 1983-1989

Vice President and Manager, Closely Held Business Department, United States Trust Co. of New York, 1961-1982

Experience

Mr. Lockwood is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers and a Certified Business Appraiser.  He has over thirty-two years of experience in the valuation of closely held business interests.  He has been involved in more than 2,000 valuations of various types of companies and he has also qualified as an expert witness on valuation matters in the New York Supreme Courts of Erie, Nassau, Putnam and New York Counties, the Nassau County Surrogates Court and the District Court of Hennepin County, Minnesota.

Mr. Lockwood’s professional affiliations include The American Society of Appraisers, The Institute of Business Appraisers, and The American Arbitration Association.  He has lectured extensively on estate planning, employee stock ownership plans (ESOPs) and the valuation of closely held business interests.  Mr. Lockwood has also authored a chapter on valuations for Estate and Financial Planning published by Clark, Boardman, Callaghan & Co., he has contributed to The Audio Estate Planner, produced by The American Law Institute-American Bar Association Committee on Continuing Professional Education, and has completed a book entitled Valuing Closely Held Businesses for Harcourt Brace’s Personal Financial Planning Portfolio Series.

Addendum 3-3

ROBERT W. SCHMIDT

Academic Degrees

M.B.A.                                                         Rochester Institute of Technology, Finance, 1980

B.A.                                                                        University of Rochester, Political Science & History, 1971

Employment

Empire Valuation Consultants, Rochester, New York

Manager, 2003-Present

Valuation Associate, 1997-2003

The Chase Manhattan Bank, N.A., Rochester

Vice President, Acquisition Implementation, 1995-1996

Vice President and Financial Controller, Emerging Delivery/Workplace Banking, New York City/Rochester, 1994-1995

Vice President and Finance Manager, Upstate Banking Group, 1991-1994

Chase Lincoln First Bank, N.A., Rochester

Vice President and Financial Liaison, 1985-1990

Lincoln First Bank, Rochester

Vice President and Manager, Business Planning/Financial Analysis, 1975-1985

United States Navy, Far East/California, Lieutenant, 1971-1975

Experience

Mr. Schmidt has over twenty-five years= experience in finance and financial management and strong analytical skills.  Since joining Empire, he has been involved in the valuation of various classes of equity, limited partnership interests, options and warrants.  These valuations have been for potential company and/or equity sales, stock buyback and option programs, gift and estate planning, and employee stock ownership plan administration.

Addendum 3-2

DAVID C. ORTH, ASA

Academic Degrees

M.B.A.                                                       Canisius College, Wehle Graduate School of Business Administration, 1998

B.A.                                                                    State University College New York at Buffalo, English, 1995

Employment

Empire Valuation Consultants, LLC, Rochester, NY (1998-Present)

Senior Valuation Associate (2004-Present)

Valuation Associate (1998-2004)

Marine Midland Bank, Buffalo, New York (1992-1998)

Trust Analyst (1996-1998)

Recovery Specialist (1992-1996)

Experience

Mr. Orth is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers, Business Valuations and has over seven years of business valuation experience.  He joined Empire in 1998, bringing with him over six years of banking experience, along with strong analytical, financial, accounting, and technical skills.

Since joining Empire, Mr. Orth has been involved in hundreds of business valuations in a diverse array of industries.  He has been involved in the valuation of various classes of equity, family limited partnerships, limited liability corporations, intangible assets, stock options, and warrants.  These valuations have been for many purposes including gift and estate planning, employee stock ownership plan administration, reverse mergers, potential company and/or equity sales, and general Securities and Exchange (SEC) filings.